Datameg Corporation

2150 South 1300 East, Suite 500 * Salt Lake City, Utah 84106

Tel. 866.739.3945 * Fax. 866.739.3945

VIA EDGAR ONLY

March 7, 2007

Mr. Larry Spirgel,

Assistant Director

Mail Stop 3720

Securities and Exchange Commission

Washington, D.C. 20549

RESPONSE TO FURTHER INQUIRY

FROM SEC BY ITS TELEPHONIC COMMUNICATION

March 7, 2007

Re: Datameg Corporation

Form 10KSB for Fiscal Year Ended December 31, 2005

Filed April 17, 2006

Forms 10-QSB for Fiscal Quarters Ended September 30, 2006

File No. 333-128060

Dear Mr. Spirgel:

We are responding to the Commission’s letter of January 25, 2007 and your office’s telephonic request of this date for our calculations concerning the Gordon option adjustments referenced in our response to Comment 3 dated February 22, 2007. Our calculations are attached.

Very truly yours,

/s/

James Murphy

Chairman & CEO

Datameg Corporation

Neil Gordon, Original Vesting Option 9/22/2005

First Vesting Date: October 3, 2005 and 5 qtrs thereafter

Recalculation Original Option as of 2/4/06

theoretical value for a european call option

INPUT DATA
	Share Price:	0.039	Strike Price:	0.080	Maturity(yrs):	0.917
	Dividend Yld:	0	Interest Rate:	3.97	Volatility:	175

OUTPUT

THEORETICAL VALUE CALCULATIONS
Option Value:	0.018	Delta:	0.666	Theta:	-0.013	Rho1:	0.008
% of share:	45.6	Gamma:	5.565524	Vega:	0.014	(Rho2):	-0.024

Input	Neil Gordon

	Black Scholes Amortization Charts
	Option Date	BS price	BS Shares		BS Value
Input	2/4/2006	$0.018	1,500,000		$27,000

Input	Qtrly Daily Rate	$83.00
		Vested	Vesting	Delta Value	Quarter
2/4/2006	Day 1	$27,000	$0
Input	56	$22,352	$4,648	$4,648	4/3/2006
	146	$14,882	$12,118	$7,470	2
	236	$7,412	$19,588	$7,470	3
	326	-$58	$27,058	$7,470	4

February 4, 2006 Modification

theoretical value for a european call option

INPUT DATA
	Share Price:	0.039	Strike Price:	0.040	Maturity(yrs):	0.917
	Dividend Yld:	0	Interest Rate:	3.97	Volatility:	175

OUTPUT

THEORETICAL VALUE CALCULATIONS
Option Value:	0.023	Delta:	0.801	Theta:	-0.010	Rho1:	0.007
% of share:	60.0	Gamma:	4.276049	Vega:	0.010	(Rho2):	-0.029

Input	Neil Gordon

	Black Scholes Amortization Charts
	Option Date	BS price	BS Shares		BS Value
Input	2/4/2006	$0.023	750,000		$17,250

Input	Qtrly Daily Rate	$54.00
		Vested	Vesting	Delta Value	Quarter
2/4/2006	Day 1	$17,250	$0
Input	56	$14,226	$3,024	$3,024	4/3/2006
	146	$9,366	$7,884	$4,860	2
	236	$4,506	$12,744	$4,860	3
	326	-$354	$17,604	$4,860	4